

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au





24 March 2010

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

WA-360-P Update

On 21 December 2009, MEO through its wholly owned subsidiary North West Shelf Exploration Pty Ltd, under the terms of the farmin agreement with Cue Exploration Pty Ltd a wholly owned subsidiary of Cue Energy Resources Limited and Rankin Trend Pty Ltd, irrevocably committed to drill the Artemis 1 well in WA-360-P at its sole cost. Cue will have a 15% interest in the well and will be fully carried for all costs related to the well. MEO has announced that the well will be drilled in Q3/Q4 2009.

MEO has been in negotiations with a potential farminee in relation to MEO's 70% interest in the well. Cue is not a party to those negotiations, but has been asked to vary a number of significant provisions of the current Joint Venture Operating Agreement (together with a Heads of Agreement WA-360-P).

In our view the proposed amendments disadvantage Cue and its shareholders relative to the status quo. We are continuing discussions in an attempt to resolve these differences.

Cue's 15% free carried interest in the Artemis 1 well will not be altered by the outcome of these discussions.

Participants in WA-360-P are:

• Cue Exploration Pty Ltd	15%
• North West Shelf Exploration Pty Ltd *(MEO subsidiary, Operator)*	70%
• Rankin Trend Pty Ltd *(Moby Oil & Gas Limited subsidiary)*	15%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

24 March 2010